FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

TICKER SYMBOL PRESS RELEASE.

BUENOS AIRES, Argentina, June 7, 2019 – BBVA Banco Francés S.A. (NYSE: BFR; BYMA: FRAN.BA;

LATIBEX: BFR.LA) (the Company) hereby informs that the ticker symbol for the Company’s

American Depositary Shares (ADSs) traded on the New York Stock Exchange (NYSE)

will change to “BBAR” from “BFR”. Trading of the ADSs under the new ticker symbol is expected to begin on June 17, 2019.

The BBVA Group have decided to globally promote a single global brand “BBVA” in addition to the following new global logo that is more in tune with the digital world.

In particular, the Board of Directors of the Company has decided to change its trademark “BBVA Frances” to “BBVA”.

The new identity is a reflection of BBVA Group’s values, specially the value “we are one team”. The decision also underscores BBVA Group’s commitment to our customers with global products and services and the best user experience, developing solutions that help our customers make their best decisions in their lives and their businesses.

Therefore, the change in the Company’s NYSE ticker symbol is being made in connection with its rebranding from “BBVA Francés” to “BBVA”, which follows the recent approval by the Company’s shareholders to the change in the legal name of the Company, which is pending registration in Argentina.

No action is needed from the Company’s current ADS holders relative to the ticker symbol change. The Company’s ADSs will continue to be listed on the NYSE.

Investor Contact

Ines Lanusse

Investor Relations

+54 11 4341 5036

ines.lanusse@bbva.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: June 7, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer